SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WEB  WWW. SRFF.COM

August 8, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Scott Anderegg, Esq.
Mail Stop 3561

Re:        Semper Flowers, Inc. (the “Company”)
  Amendment No. 2 to Form S-1 filed July 10, 2008
  File No.: 333-149158

Dear Mr. Anderegg:

By letter dated July 30, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Description of Business, page 10

1           W note your response to comment 3 in our letter dated May 9, 2008.  We reissue our comment. You need to provide us with support for your qualitative and comparative statements contained in your prospectus unless you identify’ those statements as your belief. We note the following examples of qualitative arid comparative statements requiring support:

•	“A significant portion of florists employ five employees or less.” Page 10;

•	“Imports, however, account for a ‘large majority of fresh flowers sold in the United
States, with a large percentage of those coming from Columbia [sie.” Page 10; and,

•	“Retail florists represent a’ majority of the U.S. floral retail market. A large portion of these florists ~re sole proprietorships with no external payroll.’ Page 11.

These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

The Company has deleted a number of the statements in question.  Others have been modified to state that the assertions are based on Company beliefs.

Securities and Exchange Commission
Attention: Scott Anderegg, Esq.

Managements’ Discussion and Analysis, page 12

Semper Flowers Inc., page F-1                                                                           -

2.           Please update the discussion of the results of operations and financial condition of Semper Flowers, Inc. through the date of the most recent balance sheet included in the filing. Refer to Item 303(b) of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment.  See page 14 of the Registration Statement.

Reports of Independent  Registered Public Accounting Firm on the Financial Statement of Semper Flowers,Inc,,page F-1

3.           We note your independent accountants have dual dated their revised report. The dual date refers to note 1, paragraph 8 as to which the date is May 16, 2008; however, there is no paragraph S contained in note 1. Please have your independent accountants revise their report to reference the correct note and paragraph.

The report has been revised in accordance with the Staff’s comment.

Financial Statement of Semper Flowers,Inc, for the Period Ended December 31,2007
Note 2 – Summary of Significant Accounting Policies , page F-6 Basis of  Presentation, page F-6

4.            Your disclosure that your fiscal year end is June 30 is inconsistent with your disclosure on page F-28 that your fiscal year end is December 31. Please revise to address this discrepancy.  To the extent your fiscal year end is June 30, and this registration statement is not declared effective by August 14, 2008, please refer to Rule 8-03 of Regulation S-X and provide updated audited financial statement~ through June 30, 2008. Otherwise, if your fiscal year end is December 31, and this registration statement is declared effective by August 14, 2008, please update to provide interim financial statements through June 30, 2008. Such interim financial statement may be unaudited and should include your interim financial results for the three month period ended June 30, 2008 as well as the period front your inception through June 30, 2008.

The Company advises the Staff that its fiscal year end is December 31.  Accordingly, the error in the footnote has been corrected.  In addition, the Company acknowledges its obligation to update the financial statements

Securities and Exchange Commission
Attention: Scott Anderegg, Esq.

5.            Your disclosure- under bullet five that the note payable has no mandatory redemption feature seems inconsistent with your disclosure in bullet one that the note payable is due on July 28, 2008. Please either revise to address this discrepancy or otherwise advise. Also, if the note payable is due on July 28, 2008, please revise your balance sheets on page~ F-2 and F-25 to classify the notes payable as a current liability.

The Company has revised its disclosure related to the note payable.  In addition, the note has been reclassified the note payable as a current liability as of December 31, 2007 (see page F-2) and as of March 31, 2008 (see page F-25)

Financial Statements of Semper Flowers. Inc. for the Period Ended March 31, 2008 Statement of Operations, page F-26

6.            Please confirm that the number of common shares outstanding used in composing basic and diluted loss per common share actually represents the weighted average common shares outstanding and revise the statement of operations caption accordingly.

The Company confirms that the number of common shares outstanding used in computing basic and diluted loss per share represents the weighted average common shares outstanding.  The caption has been updated to appropriately reflect this.

7.            Please tell us whether payroll expense includes accrued compensation cost for your Chief Executive Officer (CEO), and if not, tell us why.  In this regard, we understand your CEO received $100,000 in compensation for the fiscal period ended December 31, 2007.

The Company advises the Staff that during the fiscal period ended December 31, 2007, the Company issued to the CEO 2,000,000 shares of common stock valued at $.05 at the date of grant.  The Company recorded $100,000 in payroll expense related to the issuance of these shares to the CEO.   The Company does not have an employment agreement with the CEO and there is no understanding regarding ongoing obligations to compensate the CEO (and the level of compensation).

During the fiscal period ended March 31, 2008 the Company paid $4,500 to an entity owned by the Chief Executive Officer for consulting services to compensate him for his time and expertise. The Company has updated its disclosure to include this related party transaction. This $4,500 has been classified as payroll expense for the fiscal period ended March 31, 2008.

Exhibit 23.1 Independent Registered Accounting Firm Consent

8.           Please provide a currently dated consent from your independent accountants in the next amendment. Please also have your impendent accountants verify the information included in the consent, such as the amendment number and their audit opinion dates.

The Company has included an updated consent.

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/Louis A. Brilleman

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